Exhibit 4.2

DESCRIPTION OF FRANCESCA’S HOLDINGS CORPORATION’S CAPITAL STOCK

The following description of the capital stock of Francesca’s Holdings Corporation (the “Company”) and provisions of the Company’s certificate of incorporation and bylaws, are summaries only. These summaries do not purport to be complete and are subject to and qualified by reference to the Company’s certificate of incorporation and bylaws and by the provisions of applicable law.

Authorized Capitalization

The Company’s authorized capital stock consists of 80,000,000 shares of common stock, par value $0.01 per share, and 45,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights

Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election or removal of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

An election of directors by the Company’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election; provided that pursuant to the Company’s voting policy approved by the Company’s board of directors (the “Board”) on March 15, 2016, any nominee for director who receives a greater number of “withhold” votes than “for” votes in an uncontested election is expected to tender to the Board his or her resignation promptly following the certification of the election results. The nominating and corporate governance committee of the Board will consider any resignation tendered under the voting policy and recommend to the Board whether to accept or reject such resignation. The Board will then act on such resignation. There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of the Company’s common stock voted will be entitled to elect all of the Board.

Dividends

Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, holders of the Company’s common stock are entitled to receive ratably any dividends that may be declared by the Board out of funds legally available therefor.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of or provision for all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights

Holders of the Company’s common stock do not have preemptive rights to purchase shares of the Company’s stock. The shares of the Company’s common stock are not subject to any redemption provisions and are not convertible into any other shares of the Company’s capital stock. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock the Company may issue in the future.

Blank Check Preferred Stock

Under the terms of the Company’s certificate of incorporation, the Board will have the authority, without further action by the Company’s stockholders, to issue up to 45,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. There are currently no shares of preferred stock outstanding, and the Company has no present plans to issue any shares of preferred stock.

The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of the Company, or could adversely affect the rights of the Company’s common stockholders by restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Company’s common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Company’s certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Classified Board

The certificate of incorporation provides for the Board to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Company’s certificate of incorporation does not grant stockholders the right to vote cumulatively; therefore stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors.

Stockholder Action by Written Consent and Special Meetings of Stockholders

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Company’s stock entitled to vote thereon were present and voted, unless the Company’s certificate of incorporation provides otherwise. However, the Company’s certificate of incorporation and bylaws provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent, and that only the Board or chief executive officer may call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Company’s bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting that are favored by the holders of a majority of the Company’s outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Stockholder Actions

The Company’s certificate of incorporation includes provisions requiring that all stockholder actions against the Company or any of its directors, officers, or employees in their capacity as such be brought in the courts of the State of Delaware. The Company expects that these provisions will discourage venue shopping that may unduly increase the costs and expenses to the Company in connection with stockholder actions; however, these provisions could have the effect of discouraging the filing of certain stockholder actions against the Company.

Blank Check Preferred Stock

The Company believes that the availability of the preferred stock under the Company’s certificate of incorporation provides the Company with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow the Company to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by the Company’s stockholders, unless action is required by applicable law or the rules of any stock exchange on which the Company’s securities may be listed. The Board has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. The Board will make any determination to issue shares of preferred stock based on its judgment as to the Company’s and its stockholders’ best interests. The Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Super-Majority Voting

The certificate of incorporation requires a 66.7% stockholder vote for the amendment, repeal or modification of certain provisions of the Company’s certificate of incorporation and bylaws relating to the classification of the Board, the requirement that stockholder actions be effected at a duly called meeting and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of the Board, the lack of cumulative voting and the 66.7% stockholder voting requirements will make it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of blank check preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of the Company’s management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management.

Delaware Takeover Statute

The Company’s certificate of incorporation provides that the Company is not governed by Section 203 of the Delaware General Corporation Law. Accordingly, the Company is not subject to the anti-takeover effects of Section 203 which would have imposed additional requirements regarding mergers and other business combinations.

Limitation on Liability of Directors and Officers

The Company’s certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

In addition, the certificate of incorporation and bylaws provide that the Company will indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law. The Company also expects to continue to maintain directors’ and officers’ liability insurance. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

In addition to the indemnification required in the certificate of incorporation and bylaws, the Company has entered into indemnification agreements with each of its current directors and executive officers. These agreements provide for the indemnification of the Company’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were the Company’s agents. The Company believes that these bylaw provisions and indemnification agreements, as well as its maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare, Inc.